RLJ LODGING TRUST
3 Bethesda Metro Center, Suite 1000
Bethesda, MD 20814

September 30, 2016

BY EDGAR AND OVERNIGHT MAIL

Ms. Shannon Sobotka
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	RLJ Lodging Trust
Form 10-K for the year ended December 31, 2015
Response Dated September 23, 2016
File No. 001-35169
Dear Ms. Sobotka:
This letter is submitted by RLJ Lodging Trust (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated September 29, 2016 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2015 (the “Form 10-K”).
For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in italics herein with responses immediately following each comment. Defined terms used herein but not otherwise defined herein have the meanings given to them in the Form 10-K.
Form 8-K filed August 3, 2016

Item 2.02 Results of Operations and Financial Condition

1.
We note your response to prior comment one. In future earnings releases please provide a discussion and analysis of the comparable GAAP measure similar to the discussion and analysis of your non-GAAP measures in addition to presenting the comparable GAAP measure.

Response to Comment No. 1

In future earnings releases, we will provide a discussion and analysis of the comparable GAAP measure similar to the discussion and analysis of the non-GAAP measures in addition to presenting the comparable GAAP measure.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to call me at (301) 280-7774.

Sincerely,
RLJ Lodging Trust

By:	/s/ Leslie D. Hale
Name:	Leslie D. Hale
Title:	Chief Financial Officer

cc:	Ross H. Bierkan
Frederick D. McKalip
RLJ Lodging Trust
David W. Bonser, Esq.
Hogan Lovells US LLP
Tori H. Lambert
PricewaterhouseCoopers LLP